

May 22, 2015

<u>Via E-mail</u>
Elizabeth Gonzalez-Sussman
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

    Re: Perry Ellis International, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed May 15, 2015 by Legion Partners Holding LLC et al.
              File No. 0-21764

Dear Mr. Gonzalez-Sussman:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

2.   The company is soliciting for one additional matter – to adopt its 2015 long-term incentive compensation plan – not addressed in your proxy statement or on your card.

Revise to include, or revise the proxy statement to note that shareholders voting on your card will be disenfranchised with respect to the proposal 3 on the company's card.

3.   Please fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed.

Cover Page

4.   In the heading at the top of this page where you note that this is the proxy statement of Legion Partners Holdings, LLC, note that the proxy statement is also that of the additional participants in this solicitation, including CalSTRS.

5.   Refer to the first paragraph on page 2 where you state that a vote to elect your Nominees "will have the legal effect of replacing three (3) incumbent directors…" Revise here and later in the proxy statement (top of page 14) where this reference appears, since only one of the company nominees is an incumbent director.

Important, page 3

6.   Refer to your reference to your "independent Nominees" in the last paragraph on page 3. We understand that director independence under NASDAQ standards may require the affirmative finding of independence by the board of directors. Consider adding a summary by footnote or otherwise to the applicable definition and appropriate rule. Please revise or advise.

Background to the Solicitation, page 4

7.   Summarize the substance of the discussions about "various executive compensation matters" in May 2014.

8.   In the fifth bullet point on page 5, we understand the titles for Ms. Fanny Hanono and Corey Shade may be incorrect. Please revise or advise.

We are concerned with the high level of related party transactions, page 12

9.   Revise to explain (by footnote or otherwise) of how you calculated the $46 million figure for related party transactions between board members and their families.

Proposal No. 1 – Election of Directors, page 14

10.   Discuss your intentions with respect to exploring "strategic alternatives" including a sale of Perry Ellis if your Nominees are elected. We note that this is something you advocated for in your contacts with company representatives leading up to this solicitation.

11.   Describe any material agreements between Legion and its affiliates and CalSTRS. For example, we understand that CalSTRS has made an investment in Legion and will contribute more funds, contingent on Legion meeting certain target thresholds for assets under management.

12.   You reserve the right to nominate additional persons to the extent permitted under the company's bylaws if it increases the size of the board of directors or otherwise reconfigures the number of directors up for election at the 2015 annual meeting. Please undertake to revise or supplement your proxy statement to the extent you add additional Nominees, to provide all of the disclosure required by Schedule 14A as to such persons, including the information required by Items 5(b) and 7 of that Schedule.

Proposal No. 4 – Declassification Proposal, page 19

13.   Discuss the impact on the company going forward if this Proposal passes and is implemented. That is, it would make it easier and faster for a third party to take control of the board at a single meeting. Please discuss.

14.   For Proposals 4 and 5, you state that a majority of the quorum of shares present are needed for passage. This differs from the voting standard described in the company's proxy statement, which as you know was filed after yours. Please revise or advise.

15.   For Proposals 4 and 5, explain what additional actions would be required for the proposals to be implemented if they pass by shareholder vote. For example, if Proposal 4 passes, could it be implemented by board action? By board action ratified by shareholder vote? Revise to explain.

Proposal No. 5 – Independent Chairman Proposal, page 20

16.   Revise to reflect that Ms. Jane DeFlorio is currently the lead independent director.

17.   Since this proposal specifically incorporates the standard of independence set forth in NASDAQ listing standards, recite that standard here and include an appropriate rule cite.

Quorum and Discretionary Voting, page 22

18.   In the last sentence of this section, you note that shares will not be voted where "your broker does not have or does not exercise discretionary authority." Since this is a contested matter, revise to avoid the implication that a broker would have discretionary authority for any shares in this voted.

Solicitation of Proxies, page 24

19.   Clarify if you will seek reimbursement for your expenses even if you are not successful in having one or more of your Nominees elected to the board of directors.

Incorporation by Reference, page 27

20.   Revise to specifically identify the information being incorporated by reference to the company's proxy statement. See Rule 14a-5(c).

Form of Proxy Card

21.   In the heading at the top of the proxy card, identify the card as belonging to the additional participants besides Legion Partners Holdings LLC, and in particular, CalSTRs.

22.   See our last comment above. Specifically identify the members of the "Shareholder Group" where that defined term is used on the card.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 if you have any questions regarding the comments above or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions